

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Bruce McClelland
President and Chief Executive Officer
Ribbon Communications Inc.
6500 Chase Oaks Boulevard
Suite 100
Plano, Texas 75023

> **Re: Ribbon Communications Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-38267**

Dear Mr. McClelland:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology